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                          [Giant Food Inc. Letterhead]

Contact:     Barry F. Scher                       For release: Immediate
             Giant Food Inc.
             Work - (301) 341-4710
             Home - (202) 244-2354

Giant Food Board of Directors Recommends Acceptance of Tender Offer by Royal
Ahold

Landover, MD ... May 29, 1998 -- At a meeting today, the Board of Directors of Giant Food Inc. considered the tender offer being made by Royal Ahold for the outstanding Class A Shares of Giant Food at a price of $43.50 per share, net to the seller in cash. The Board of Directors unanimously recommended to the holders of Giant Food Class A Shares that they accept the offer and tender their shares. Further information is contained in the Schedule 14D-9 Solicitation/Recommendation Statement which Giant Food is filing with the Securities and Exchange Commission today and mailing to the holders of its Class A Shares.



May 29, 1998